1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax
summit-materials.com

VIA COURIER AND EDGAR

August 23, 2017

Re:                     Summit Materials, Inc.

Summit Materials, LLC

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 1-36873

File No. 333-187556

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2017, regarding the combined Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) filed by the Companies on February 28, 2017. The Staff’s letter relates to our July 14, 2017 response to the Staff’s comment letter dated July 5, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers refer to the page numbers of the EDGAR-filed 2016 Form 10-K.

Liquidity and Capital Resources, page 70

1.              With reference to your first sentence on page 75 under the Tax Receivable Agreement section, please revise this statement to clarify that you may pay cash or issue Class A common stock for the exchange of LP Units.

Beginning with our Form 10-Q for the quarterly period ended July 1, 2017 (the “Q2 2017 10-Q”) filed with the Commission on August 4, 2017, we included the following additional disclosure as the first sentence under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement”:

“When the Company purchases LP Units for cash or LP Units are exchanged for shares of Class A common stock, this results in increases in the Company’s share of the tax basis of the tangible and intangible assets of Summit Holdings.”

We also plan to include disclosure substantially similar to the foregoing disclosure in future periodic reports.

2.              We note the draft disclosure you provided as part of your response to comment 2. Please expand this disclosure to include a statement about the August 2015 cash payment of $462.8 million for 18,765,000 LP Units and the related amount of deferred tax assets recognized. Please also clarify what you mean by your statement, “we have not recorded any tax receivable agreement liabilities from these exchanges”. In this regard, we note that you have recognized a $59.2 million tax receivable agreement liability as of December 31, 2016.

As we prepared our Q2 2017 10-Q, it came to our attention that the discussion included in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) relating to the Tax Receivable Agreement (“TRA”) was more focused on the calculation of the deferred tax assets rather than on the future liquidity requirements under the TRA.  As such, although in our last response letter dated July 14, 2017, we indicated we would be adding additional language around the calculation of deferred tax assets, we streamlined the discussion in our Q2 2017 10-Q to focus more on the liquidity aspects of the TRA. In response to the Staff’s comment, and the requirement to focus on the liquidity and capital resources aspect of the TRA, in future filings we plan to add disclosure substantially similar to the following disclosure to the TRA description included in the liquidity and capital resources discussion section in MD&A:

“Tax Receivable Agreement

When the Company purchases LP Units for cash or LP Units are exchanged for shares of Class A common stock, this results in increases in the Company’s share of the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase, for tax purposes, depreciation and amortization deductions and therefore reduce the amount of tax that Summit Inc. would otherwise be required to pay in the future. In connection with our IPO, we entered into a TRA with the holders of the LP Units and the pre-IPO owners that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. actually realizes (or, under certain circumstances such as an early termination of the TRA is deemed to realize) as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the pre-IPO owners and certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The increases in tax basis as a result of an exchange of LP Units for shares of Class A common stock, as well as the amount and timing of any payments under the TRA, are difficult to accurately estimate, as they will vary depending on a number of factors, including the timing of the exchanges, the price of our Class A common stock at the time of the exchange, the extent to which the exchanges are taxable, the amount of net operating losses, and the amount and timing of our income.

We anticipate funding payments under the TRA agreement from cash flows from operations, available cash and available borrowings under our Senior Secured Revolving Credit Facilities.

As of December 31, 2016, we have recorded a total of $624.4 million of deferred tax assets resulting from the acquisition of LP Units for cash and the exchange of LP Units for Class A common stock. Due to our limited operating history during which we incurred only a small amount of pre-tax income over the last three years, as well as our acquisitive business strategy, after considering both positive and negative evidence, we concluded that it was not more likely than not that we would fully realize those deferred tax assets, and therefore recorded a partial valuation allowance against those deferred tax assets as of December 31, 2016. Further until such time as we estimate that realization of the benefit of these deferred tax assets has become probable, we do not record any TRA liabilities from these exchanges. As of December 31, 2016, we concluded that $59.2 million, or 85% of the $69.7 million of benefits from the TRA deferred tax assets had become probable, and as such, should be recorded as a TRA liability. We currently anticipate that approximately $14.9 million of tax receivable payments will be made in early 2019. As of December 31, 2016, we had accrued $59.2 million as a TRA liability, of which $1.1 million is included in accrued expenses, and $58.1 million is included in other noncurrent liabilities, as we do not expect payment of that amount to occur within twelve months.

Under the terms of the TRA, we can terminate the TRA at any time, which would trigger a cash payment to the pre-IPO owners. Based upon a $23.79 per share price of our Class A common stock, the closing price of our stock on December 30, 2016, and a contractually defined discount rate of 1.69%, we estimate that if we were to exercise our right to terminate the TRA, the aggregate amount required to settle the TRA would be approximately $473 million.”

Contractual Obligations, page 76

3.              We note your response to comment 3. Please provide a footnote to the table for the tax receivable agreement payments to note the total tax receivable agreement payment amount if all of the deferred tax assets recognized as of the most recent balance sheet are realized prior to expiration.

We included an updated Contractual Obligations table in our Q2 2017 10-Q, which included the following footnote:

“The total amount payable under our TRA is estimated at $488 million as of July 1, 2017, if we exercised our right of early termination of the TRA as of that date. Under the terms of the TRA, payment of amounts benefitting us is due to the pre-IPO owners within four months of the tax returns being submitted to the respective regulatory agencies with the benefits are realized. We currently estimate the first benefits being realized upon filing of the 2018 returns during the fourth quarter of 2019. The estimated timing of the TRA payments is subject to a number of factors, primarily around the timing of the generation of future taxable income in future years, which will be impacted by business activity in those years.”

We also plan to include disclosure substantially similar to the foregoing disclosure in future filings on Form 10-K when we update our Contractual Obligations table disclosures.

Income Taxes, page 94

4.              We note your response to comment 7, including your proposed accounting policy disclosures for the TRA. Please address the following additional comments:

•                  Please identify the certain circumstances under which you are deemed to realize the cash tax savings as a result of the increases in tax basis in connection with exchanges by the prior-IPO owners. Explain how your accounting policy addresses these certain circumstances;

•                  Please expand your policy to disclose your initial and subsequent accounting for the recognition of deferred tax assets, including any valuation allowance, and the tax receivable agreement liability. Please also include a discussion of the facts and circumstances that would result in the remeasurement of the asset and liability;

•                  Please tell us how your accounting policy was applied to each triggering event and subsequent period thereafter. Explain how you reflected the August 2015 cash exchange transaction and the 2016 equity exchange transaction in your consolidated financial statements initially and in subsequent periods;

•                  Please also help us understand how the quarterly preparation of your income tax provision under ASC 740 correlates to your contingent liability assessment under ASC 450-20; and

•                  Explain how you reflected any remeasurement of the deferred tax assets and tax receivable agreement liability during fiscal years 2015 and 2016 in your consolidated financial statements, including a description of the specific facts and circumstances that triggered the remeasurement. In this regard, it is unclear what you mean by depreciation, amortization and depletion deductions occurring subsequent to the date of the related exchanges of the LP Units into Class A common stock with reference to the $14.9 million expense recognized during fiscal year 2016. Also, if the $14.9 million expense is without consideration of the current year exchanges, it is unclear why it relates to exchanges of LP Units into Class A common stock, since the exchange into Class A common stock only occurred during the current year.

Beginning with our Q2 2017 10-Q, we added disclosure regarding our accounting policy for the TRA.  In that new disclosure, we clarified that we are required to pay the pre-IPO owners 85% of the cash savings, if any, in federal, state and local income taxes that we actually realize, or, under certain circumstances, such as an early termination of the TRA, we are deemed to realize as a result of the increases in tax basis in connection with exchanges by the pre-IPO owners of LP Units of Class A common stock and certain other tax benefits attributable to payments under the TRA. In either case, under the TRA, we are required to pay cash to the pre-IPO owners for any benefits realized, and as such, the TRA accounting for cash and non-cash benefits is the same once those benefits are determined to be probable under the provisions of ASC 450.

We have also updated our disclosures in our Q2 2017 10-Q for the TRA to note that additional deferred tax assets are created when LP Units are exchanged for Class A common stock or are acquired from pre-IPO owners for cash. Absent the need for a valuation allowance at the date of those transactions, a TRA liability would be recorded equal to 85% of the deferred tax assets created, with the remaining 15% being a credit to stockholders’ equity. As of January 2, 2016, we had a valuation allowance against a portion of the net deferred tax assets as we determined it was not more likely than not that those deferred tax assets would be realized. Our conclusion was based primarily on our limited operating history as of January 2, 2016, and that we had incurred a cumulative pre-tax loss from continuing operations of $8.3 million as of that date.

During 2016, as additional exchanges of LP Units into Class A shares of common stock occurred resulting in additional deferred tax assets, we recorded additional valuation allowances against those newly created deferred tax assets, if there was not a source of taxable income to offset those deferred tax assets. The additional valuation allowance for the majority of exchanges was based primarily on our conclusion that the three year cumulative income before income taxes of $8.3 million was not significant enough evidence to release more of the valuation allowance given the weight of the negative evidence including no other additional sources of taxable income other than deferred tax liabilities and our acquisitive business strategy (see our response to the Staff’s comment number 6 below for more information on our considerations as to those considerations).

At each subsequent balance sheet date, we will perform an analysis to determine if any portion of the deferred tax assets have become realizable; and if so, we will reduce the valuation allowance for those realizable deferred tax assets. Any reduction in the valuation allowance against our deferred tax assets will be recorded as a benefit to income tax expense. Further, in instances other than an increase in our deferred tax liabilities resulting from LP Unit exchanges, if the deferred tax assets that we determined to have become realizable were subject to the TRA, and we further conclude that realization of the benefits have become probable, we will then record 85% of the reduction of the valuation allowance as TRA expense and liability.

As of December 31, 2016, we concluded that realization of an additional $69.7 million of deferred tax assets had become more likely than not, due to the generation of additional deferred tax liabilities that created a source of taxable income and as such, we reduced our valuation allowance against the deferred tax assets by that amount. This was a result of analyzing the amount of our deferred tax liabilities that would be a source of future taxable income (see our response to the Staff’s comment number 8 below). As the deferred tax assets that had become more likely than not realizable were also subject to the TRA, we then considered whether realization of those benefits had become probable; as such we also recorded 85% of that amount, or $59.3 million, as a TRA liability.

Immediately prior to each material LP unit exchange, we analyze the deferred tax assets and liabilities subject to the TRA. To the extent deferred tax liabilities have been generated that relate to previous exchanges through accelerated depreciation deductions, and those allow for the release of valuation allowance, we also consider that amount as probable in terms of our estimated TRA liability. During 2016, approximately $17.6 million of additional deferred tax liabilities were generated that related to LP unit exchanges that had occurred prior to the date of the last material exchange that occurred in November 2016 when our private equity sponsor exchanged the last of its LP Units for shares of Class A common stock. Accordingly, since the release of valuation allowance was after the “measurement” date of the TRA, the recording of the TRA liability was treated as a period expense. Given the significant decrease in the number of LP Units outstanding not held by us to 4.7% as of July 1, 2017, we do not expect future LP Unit exchanges to be material, unless all of the LP Units were to be exchanged during a quarter.

The remaining $52.1 million of the $69.7 million valuation allowance release was related to the material LP unit exchange that occurred in November 2016.  At the time of the exchange, those deferred tax assets were analyzed and it was determined that there were sufficient other deferred tax liabilities available for use as a source of taxable income such that a valuation allowance was not required for these deferred tax assets.  Accordingly, since these deferred tax assets were recorded on the date of the exchange, it was determined that 85% of that amount, or $44.3 million, had also become probable of payment to our pre-IPO owners under the TRA, and thus $44.3 million was recorded as a TRA liability and the remaining 15%, or $7.8 million, was recorded in equity.

In response to the Staff’s comment regarding our conclusion that $69.7 million of deferred tax assets associated with the TRA are realizable as of December 31, 2016, please note the following reconciliation between the amount of the total deferred tax liability and the amount of the deferred tax liability supporting realization of our deferred tax assets subject to the TRA (in thousands):

Deferred tax liability — accelerated depreciation	$184,794
Deferred tax liability — investment in LP	13,633
Total deferred tax liability	198,427
Less net deferred tax liabilities attributable to other taxpaying subsidiaries	(70,993)
Deferred tax liabilities attributable to Summit Inc.	127,434
Less net operating losses deferred tax asset not subject to TRA	(31,066)
Plus: net operating losses deferred tax asset attributable to other taxpaying subsidiaries	25,690
Less working capital deferred tax assets not subject to TRA	(41,529)
Less mining reclamation reserve not subject to TRA	(1,220)
Less net intangible deferred tax assets not subject to TRA	(9,591)
Deferred tax liability supporting deferred tax assets subject to TRA	$69,718

We account for income taxes in interim periods in accordance with ASC 740-270. Although we account for our TRA liability in accordance with ASC 450, we follow similar principles on an interim basis to determine how much, if any, TRA expense should be recognized on an interim basis.  In other words, as part of our interim income tax provision analysis, we estimate how much of our estimated annual pre-tax income has occurred as compared to how much is expected to be earned for the remainder of the year. We also consider an estimate of book income and permanent differences. If we are estimating pre-tax income, which would allow us to utilize a portion of the net operating loss carryforwards, we can then conclude a portion of the valuation allowance against the net operating loss carryforwards should be reduced as an additional amount of the net operating loss carryforwards deferred tax asset has become realizable. At interim dates, absent information to the contrary, we assume that the changes in deferred tax assets and liabilities resulting from the temporary differences will offset.

See our response to the Staff’s comment number 6 for the considerations and weighting of those considerations as we determine the realizability of the deferred tax assets and the related valuation allowance.

(10) Income Taxes, page 104

5.              We note your statement in response to comment 8 that certain changes in the valuation allowance are not included in the effective tax rate reconciliation as the changes relate to equity transactions. In this regard, we note the valuation allowance for the deferred tax assets related to the August 2015 LP Units exchange for cash was recognized through equity and did not impact the 2015 effective tax rate. Please help us understand why the valuation allowance recognized for the deferred tax assets related to the 2016 LP exchanges did impact the 2016 effective tax rate.

With respect to the Staff’s comment on our 2015 effective rate reconciliation, please note that in 2015, the increase due to the LP Unit ownership changes was netted against the increase in the valuation allowance, and the income tax benefit at federal statutory tax rate for LLC entities. To be consistent with the 2016 disclosure, we plan to present that information on a gross basis in our 2017 Form 10-K. We plan to include substantially the following disclosure in our 2017 Form 10-K:

	2016	2015
Income tax expense (benefit) at federal statutory rate	$14,290	$(6,718)
Less: income tax benefit at federal statutory tax rate for LLC entities	(10,608)	(22,649)
State and local taxes	2,490	(2,389)
Permanent differences	(674)	2,147
Effective tax rate change	(1,432)	10
Change in valuation allowance	291,151	261,302
Impact of LP Unit ownership changes	(304,599)	(249,400)
Other	4,083	(566)
Income tax benefit	$(5,299)	$(18,263)

6.              We note your response to comment 10, including your proposed disclosures regarding your assessment of the realizability of your deferred tax assets. Please address the following additional comments:

•                  Please expand your footnote disclosure or Management’s Discussion and Analysis to identify the company-specific positive and negative evidence management evaluated in determining the realizability of the material components of deferred tax assets based on the guidance in ASC 740-10-30-16 through 30-25, ASC 740-10-55-39 through 55-48, and ASC 740-10-55-120 through 55-123. Address the weighting of the evidence that is commensurate with the extent to which it is objectively verified, including your consideration of your deferred tax liabilities. In this regard, we note that you have recognized cumulative book income for the last twelve consecutive quarters as of December 31, 2016. Please tell us if you are forecasting to recognize pre-tax income for fiscal year 2017;

•                  You indicate that each LP Unit exchange generates an increase in deferred tax assets, but also a corresponding increase in deferred tax liabilities related to accelerated depreciation. Please tell us whether you anticipate these deferred tax liabilities to ultimately equal the deferred tax asset generated by the exchange. If so, please explain how you considered this deferred tax liability in your assessment of the realizability of your deferred tax assets;

•                  Please disclose when the deferred tax assets recognized from the LP Units exchanges as well as the net operating loss deferred tax assets begin to expire in addition to your net operating loss deferred tax assets; and

•                  We continue to request that you disclose either in your footnotes or within MD&A’s critical accounting estimates section, the amount of future taxable income that you would be required to generate to fully realize the gross deferred tax assets as of the most recent balance sheet date. This disclosure will allow investors to better understand management’s conclusion that you will not have sufficient future taxable income to realize the deferred tax assets in light of your current cumulative earnings position over the last three fiscal years.

In response to the Staff’s comments regarding the realizability of our net deferred tax assets, we considered the criteria of ASC 740-10-30-18. Specifically, we noted the following criteria and our considerations:

(a) future reversals of existing taxable temporary differences — As of December 31, 2016, we considered the future reversals of our existing temporary differences and have treated certain reversals as a probable source of future taxable income. Specifically, as of December 31, 2016, we considered the reversals of our existing temporary differences inclusive of the increase tax basis in Summit Holdings assets resulting from the LP Unit exchanges. We considered that over time, our deferred tax assets will be utilized through the reversal of the related deferred tax liabilities created from the excess tax deductions for accelerated depreciation and amortization. Based on the amount of deferred tax liability reversals, we concluded that a partial valuation allowance was appropriate as of December 31, 2016. As deferred tax liabilities continue to be generated in 2017 and beyond, we expect to give that considerable weight in our determination of future valuation allowance amounts.

(b) future taxable income exclusive of reversing temporary differences and carryforwards — As of December 31, 2016, our internal estimates of future taxable income indicated taxable income in 2017.  In addition, we noted that our consolidated cumulative income before income taxes for the three years ended December 31, 2016 was $8.3 million. In our consideration of the valuation allowance at December 31, 2016, we noted that although the cumulative three year income before income tax number was positive, it was not positive by a large amount. We also noted the cumulative three year income before income tax amount less permanent differences resulted in a cumulative loss of $26.4 million through December 31, 2016.  Lastly, we noted our acquisitive business model has exposure to additional losses from operations, as well as additional interest expense from debt offerings which may be used to finance future acquisitions, which would also decrease future income levels. Accordingly, as of December 31, 2016, in our assessment of our valuation allowance, we did not give as much weight to these items as compared to the reversal of deferred tax liabilities referred to above. In the future, as our estimates of income increase and become more consistent, and we generate additional sources of taxable income, we will consider that as additional positive evidence which may lead to a reduction in the valuation allowance against our deferred tax assets.

(c) taxable income in prior carryback year(s) if carryback is permitted under tax law — As of December 31, 2016, we did not have taxable income in prior years in which we could utilize any of our net operating losses in a carryback situation.

(d) tax planning strategies that would, if necessary, be implemented to utilize expiring carryforwards — We have not identified any tax planning strategies to accelerate the utilization of expiring carryforwards that satisfy the prudent and feasible standard of ASC 740-10-55-39 at this time.

In response to the Staff’s comment about the deferred tax assets generating corresponding deferred tax liabilities related to tax depreciation and amortization, we acquire the tax basis related to those LP Units which includes deferred tax liabilities related to accelerated depreciation taken prior to the LP Units being acquired. As those deferred tax liabilities are realized through normal operations, absent any other changes in deferred tax assets or liabilities, they will result in a reduction in the total amount of net deferred tax assets.

Based on our current estimates, we expect our deferred tax assets related to the LP Unit exchanges to reverse over an extended period of time, currently in excess of 30 years.  Our deferred tax assets related to the LP Unit exchanges, if not fully utilized to reduce taxable income in the year in which they reverse, will result in additional net operating loss deferred tax assets.  Any such net operating loss deferred tax assets will expire in 20 years.

In response to the Staff’s comment requesting disclosure of the amount of future taxable income required in order to fully realize the deferred tax asset at the balance sheet date, in our 2017 Form 10-K, we will disclose the estimated amount of future taxable income required to realize our deferred tax assets subject to a valuation allowance within “Critical Accounting Policies and Estimates” in our MD&A. The amount we will disclose will be equal to our estimated effective tax rate divided by the amount of valuation allowance against our deferred tax assets as of the balance sheet date. We will also add disclosure that such an amount is an estimate, and subject to many variables, including the timing of future taxable income, future acquisitions that may result in further deferred tax assets, as well as future exchanges of LP Units into shares of Class A common stock. In addition, please see our response following our response to the Staff’s comment number 8 below for the disclosure we plan to include in our MD&A beginning with our Form 10-Q for the third quarter of 2017 and subsequent Form 10-K filings.

7.              We note your response to prior comment 12 and have the following additional comments:

•                  Please explain the nature of the $22.1 million “Other differences” that generated additional deferred tax assets related to the tax receivable agreement;

•                  We note that the imputed interest deferred tax asset as of December 31, 2016, is $42.0 million. We further note that the value as of December 31, 2015, was $68.8 million. Please tell us why the value decreased from December 31, 2015. To the extent that a portion of the imputed interest deferred tax asset was realized, please tell us why this did not generate a payment under the tax receivable agreement; and

•                  You indicate that the LP Unit exchange transactions during fiscal years 2015 and 2016 resulted in a $624.4 million deferred tax asset. However, your disclosure on page 113 of your fiscal year 2015 Form 10-K indicates that the August 2015 LP Unit exchange transaction resulted in a $249.4 million deferred tax asset and your response to comment 2 indicates that the 2016 LP Unit exchange transactions resulted in the recognition of incremental deferred tax assets of $289.7 million, which would appear to result in $529.1 million deferred tax assets. Please reconcile these differing totals. To the extent that you have remeasured the deferred tax assets subsequent to the initial exchange transactions, please tell us the facts and circumstances that resulted in the remeasurement along with the specific impact to your financial statements and reference to the authoritative literature that supports your accounting.

In our previous response to the Staff’s request that we reconcile the total deferred tax assets of $624.4 million to the estimated TRA early termination buyout amount of $473.1 million, we had included a line item for $22.1 million titled “Other Differences.” In response to the Staff’s comment to explain the nature of the reconciling amount of $22.1 million, we note that it consists of the following components (amounts in thousands):

Payment timing differences	$11,828
NOLs subject to TRA	7,300
Other	2,947
Total	$22,075

The payment timing differences amount of $11.8 million results from the assumptions used in calculating the amount of the early termination liability and the assumptions used in calculating the deferred tax asset related to the LP Unit exchanges. Specifically, the calculation of the deferred tax asset is based off of projected future taxable income and this is subject to change on a yearly basis given the assumptions utilized in these calculations. Further, the calculation also considers increases due to future exchanges of LP Units for shares of Class A common stock. The TRA stipulates that in calculating the early termination liability, we must assume all attributes subject to the TRA are fully utilized to reduce taxable income in the year available without regard to whether sufficient taxable income would exist allowing for full utilization.  In contrast, when we calculate the deferred tax asset related to the LP Unit exchanges, we estimate projected future taxable income that results in differences in the years in which the attributes subject to the TRA are utilized.  Utilizing the approach for determining the early termination liability set forth in the TRA to calculate the amount of the deferred tax asset related to LP Unit exchanges results in a larger deferred tax asset than using an approach based on projected future taxable income.

Included in the $22.1 million referred to above, which is part of the overall reconciliation of the total deferred tax assets as of December 31, 2016 of $624.4 million to the early TRA termination liability of $473.1 million, are net operating losses (“NOL”) subject to the TRA of $7.3 million. This amount relates to NOLs generated in 2015 and 2016, from amortization of the tax basis step-up from the LP Unit exchanges.  Under the TRA, we are required to pay 85% of the benefit of the cash tax savings from utilizing NOL created by amortization deductions of deferred tax assets subject to the TRA.

In response to the Staff’s comment regarding the change in the imputed interest deferred tax asset as required under the TRA, we updated our estimates of when we expect to generate sufficient taxable income to utilize the amortization and imputed interest deductions that give rise to a liability under the TRA. Those updated estimates accelerated the timing of taxable income in later years. Specifically, in 2015, it was estimated that we would make approximately $70.8 million of TRA payments through 2025.  At December 31, 2016, we estimated we would make approximately $197.2 million of TRA payments through 2025. As such, the changes in the timing of when TRA payments could occur resulted in a decrease in the deferred tax asset amount for imputed interest by $26.8 million, as the updated model assumes greater payments will be made earlier than in the previous model. However, until such time as we make a payment under the TRA, we will not receive any imputed interest deductions, which will further benefit the pre-IPO investors.

In response to the Staff’s comment to reconcile the total deferred tax assets of $624.4 million to the deferred tax assets resulting from transactions in 2015 and 2016, we note the following. Specifically, we note the $249.4 million of deferred tax assets resulting from the 2015 transaction was based on an assumption of future taxable income and imputed interest rates as of January 2, 2016, as well the remaining LP Units outstanding, of which there were approximately 50% as of that date. These assumptions were updated in the normal course as of December 31, 2016, and along with the significant decrease in the number of remaining LP Units not held by us and outstanding to approximately 5%, the result was an increase in the deferred tax assets relating to the 2015 transactions of $95.1 million. Under our accounting policy, remeasurements of the deferred tax assets are reflected as corresponding changes in our TRA liability. However, as we had a valuation allowance against our deferred tax assets as of December, 31, 2016, we had a corresponding change to our valuation allowance in an equal amount.

8.              We further note from your response to comment 13 and have the following additional comments:

•                  You indicate that $40.3 million of your net operating loss deferred tax asset as of December 31, 2016, is subject to the tax receivable agreement. Please tell us whether this asset was generated from the $42.5 million of amortization taken on intangible assets disclosed in your response to comment 12. If so, please revise your disclosures for the tax receivable agreement beginning on page 105 to clarify this. Please confirm to us that you will update this disclosure for any further use of the intangible assets and imputed interest deferred tax assets that are utilized but resulted in the recognition of a net operating loss deferred tax asset rather than reducing the amount of cash taxes; and

•                  You indicate that of the $622.2 million gross deferred tax assets subject to the tax receivable agreement as of December 31, 2016, $442.6 million is covered by a valuation allowance. This would appear to indicate that $179.6 million of these deferred tax assets have been deemed to be realizable. Therefore, please tell us why your disclosure on page

106 indicates that only $69.7 million of the deferred tax assets associated with the tax receivable agreement are realizable.

In response to the Staff’s comment regarding the $40.3 million of net operating loss deferred tax asset, we confirm a large portion of that net operating loss was generated from the $42.5 million of amortization taken on intangible assets with incremental tax basis generated from the purchase of LP Units for cash or the exchange of LP Units for Class A common stock.  Further, as noted above, we have revised our disclosure of our accounting policy, and will expand our disclosure of the 2016 deferred tax assets in our 2017 Form 10-K. As noted above, we will also expand our disclosure regarding changes in the imputed interest deferred tax asset to clarify those changes resulting from operations, and those changes resulting from changes in contractual imputed interest rates.

In response to the Staff’s comment regarding our conclusion that $69.7 million of deferred tax assets associated with the TRA are realizable as of December 31, 2016, please see the reconciliation included above in our response to the Staff’s comment number 4.

Lastly, we plan to include disclosure substantially similar to the following disclosure in our MD&A in our Form 10-Q for the third quarter of 2017, and we plan to update the following disclosure in future Form 10-K filings. Please note the following includes amounts and rates from our 2016 Form 10-K for illustrative purposes, and we will update those figures on an annual basis:

“Critical Accounting Policies and Estimates

Income taxes - Summit Inc.’s tax provision includes its proportional share of Summit Holdings’ tax attributes. Summit Holdings’ subsidiaries are primarily limited liability companies, but do include certain entities organized as C corporations and a Canadian subsidiary. The tax attributes related to the limited liability companies are passed on to Summit Holdings and then to its partners, including Summit Inc. The tax attributes associated with the C corporations and Canadian subsidiaries are fully reflected in the Company’s accounts. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, as well as consideration of tax-planning strategies we may seek to utilize any net operating loss carryforwards scheduled to expire in the near future. Each of these items is considered in our evaluation of the realizability of deferred tax assets as of each balance sheet date. Our evaluation considers all sources of taxable income; all evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax assets.

As our estimates for income within Summit Inc. increase and become positive on a cumulative basis, we will consider that as significant positive evidence which may lead to a reduction in the valuation allowance against our deferred tax assets. Further, as our deferred tax liabilities increase, primarily those resulting from additional depreciation and amortization deductions, we will consider those as a source of future taxable income which will also reduce our deferred tax assets. We prepare our estimates of income quarterly, and would consider income in the current year to be significant positive evidence in connection with our analysis of other sources of taxable income which may lead to releasing some or all of our valuation allowance.

We have significant deferred tax assets, and have recorded a valuation allowance against our deferred tax assets of approximately $502.8 million as of December 31, 2016. Based on our estimated effective tax rate of 37.6%, we would need approximately $1.3 billion of future taxable income in order to fully realize those deferred tax assets. This estimate of future taxable income required to realize our deferred tax assets is by its nature very difficult to estimate, as it is dependent on a number of factors, including but not limited to: timing of the generation of future taxable income; the amount of income we generate within our C corporations and Canadian subsidiaries; the actual effective income tax rates in effect at the time the taxable income is generated; the amount of future capital expenditures, which may be subject to bonus depreciation deductions which would decrease our taxable income; the amount and timing of future capital required for future acquisitions, which may impact the amount of future interest deductions and future operating income levels; and the timing of future exchanges of LP Units for shares of our Class A common stock.

Tax Receivable Agreement—When the Company purchases LP Units for cash or LP Units are exchanged for shares of Class A common stock, this results in increases in the Company’s share of the tax basis of the tangible and intangible assets, which increases the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of cash taxes that we would otherwise be required to pay in the future. On March 11, 2015, we entered into a tax receivable agreement (“TRA”) with the pre-IPO owners that requires us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that we actually realize (or, under certain circumstances such as an early termination of the TRA, we are deemed to realize) as a result of the increases in tax basis in connection with exchanges by the pre-IPO owners described above and certain other tax benefits attributable to payments under the TRA.

On a quarterly basis, we evaluate the realizability of the deferred tax assets subject to the TRA resulting from the exchange of LP Units for Class A common stock occurring during the period. If deferred tax assets are determined to be realizable and probable of payment, we record a TRA liability of 85% of such deferred tax assets. In subsequent periods, we assess the realizability of all of our deferred tax assets, including the deferred tax assets subject to the TRA. Should we determine a deferred tax asset with a valuation allowance is realizable in a subsequent period, the related valuation allowance will be released and if a resulting TRA payment is determined to be probable, a corresponding TRA liability will be recorded.

The measurement of the TRA is accounted for as a contingent liability. Therefore, once we determine that a payment to the pre-IPO owners has become probable and can be estimated, the estimate of payment will be accrued.”

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Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

/s/ Brian J. Harris
Brian J. Harris
Chief Financial Officer

cc: Securities and Exchange Commission

Tracey Houser

Jeanne Baker

cc: Summit Materials, Inc.

Anne Lee Benedict

Brian Frantz